QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 21
to
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ABN AMRO Holding N.V.
(Name of Subject Company (Issuer))

RFS Holdings B.V.
Fortis N.V.
Fortis SA/NV
Fortis Nederland (Holding) N.V.
The Royal Bank of Scotland Group plc
Banco Santander, S.A.
Santander Holanda B.V.
(Name of Filing Person—(Offeror))

Ordinary Shares, nominal value €0.56 per share,
and American Depositary Shares, each of which represents one Ordinary Share
(Title of Class of Securities)

000937102 (American Depositary Shares)
(CUSIP Number of Class of Securities)

RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
011 44 131 556 8555

with copies to

Thomas B. Shropshire Jr. Lawrence Vranka, Jr. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom 011 44 20 7456 2000	Bonnie Greaves George Karafotias Shearman & Sterling LLP Broadgate West 9 Appold Street London EC2A 2AP United Kingdom 011 44 20 7655 5000	William P. Rogers, Jr. Richard Hall Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR United Kingdom 011 44 20 7453 1000	Gregory Astrachan Maurice M. Lefkort Willkie Farr & Gallagher LLP 1 Angel Court London EC2R 7HJ United Kingdom 011 44 20 7696 5454

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$28,312,666,479	$869,200

(1)
Estimated for purposes of calculating the amount of the filing fee only. This amount is based upon the market value of the total number of ABN AMRO ordinary shares, nominal value €0.56 per share, estimated to be held by U.S. holders as of the date hereof (either directly or in the form of American depositary shares, each of which represents one ABN AMRO ordinary share) to be acquired by RFS Holdings upon consummation of the offer if all such ABN AMRO ordinary shares and American depositary shares are acquired in the offer and based on the average of the high and low prices of the ABN AMRO ordinary shares reported on Eurolist of Euronext Amsterdam N.V. on July 16, 2007 (€37.11) and the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on July 16, 2007, which was $1.3785 per €1.00, and the average of the high and low prices of the ABN AMRO ADSs listed on the NYSE on July 16, 2007 ($51.00).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $204,865.00

Form or Registration No: Form F-4

Filing Party: The Royal Bank of Scotland Group plc

Date Filed: July 20, 2007

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 21 amends Item 12 (but no other Items) of the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on July 23, 2007 by RFS Holdings B.V. ("RFS Holdings"), Fortis N.V., Fortis SA/NV and Fortis Nederland (Holding) N.V. (together, "Fortis"), The Royal Bank of Scotland Group plc ("RBS"), Banco Santander, S.A. and Santander Holanda B.V. (together "Santander" and together with Fortis and RBS and, if the context so requires, RFS Holdings, the "Banks"), as amended on July 27, 2007, August 3, 2007, August 6, 2007, August 13, 2007, August 15, 2007, September 4, 2007, September 7, 2007, September 12, 2007, September 18, 2007, September 25, 2007, September 27, 2007, September 28, 2007, October 2, 2007, October 3, 2007, October 4, 2007, October 9, 2007, October 10, 2007, October 11, 2007, October 19, 2007 and October 24, 2007. The Schedule TO relates to the third party tender offer (the "U.S. offer") to acquire (i) the outstanding ordinary shares, nominal value €0.56 per share ("ABN AMRO ordinary shares"), of ABN AMRO Holding N.V. ("ABN AMRO") that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and (ii) the outstanding American depositary shares of ABN AMRO, each of which represents one ABN AMRO ordinary share ("ABN AMRO ADSs"), from all holders, wherever located. The U.S. offer is being made on the terms and subject to the conditions set forth in the prospectus dated October 4, 2007 (the "Prospectus") and the related Form of Acceptance, ADS Letter of Transmittal and Notice of Guaranteed Delivery. Concurrently with the U.S. offer, RFS Holdings is making an offer addressed to all holders of ABN AMRO ordinary shares who are located in the Netherlands and to all holders of ABN AMRO ordinary shares who are located outside of the Netherlands and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in such offer (the "Dutch offer"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 21 shall have the meaning given to them in the Prospectus.

ITEM 12.    EXHIBITS

        Item 12 of the Schedule TO is hereby amended as follows:

(a)(5)(xlix)	RBS press release dated October 25, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 25, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(l)
RBS press release dated October 26, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 26, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(li)
Joint announcement by Fortis, RBS and Santander dated October 26, 2007 announcing update on acceptances of ABN AMRO ordinary shares (incorporated herein by reference to the filing made by Fortis, RBS and Santander on October 26, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RFS HOLDINGS B.V.
By:	/s/ JEAN-PAUL VOTRON
Name: Jean-Paul Votron
Title: Director
Date: October 26, 2007
By:	/s/ GUY WHITTAKER
Name: Guy Whittaker
Title: Director
Date: October 26, 2007
By:	/s/ JUAN RODRÍGUEZ INCIARTE
Name: Juan Rodríguez Inciarte
Title: Director
Date: October 26, 2007
FORTIS N.V.
By:	/s/ GILBERT MITTLER
Name: Gilbert Mittler
Title: Chief Financial Officer
Date: October 26, 2007
FORTIS SA/NV
By:	/s/ GILBERT MITTLER
Name: Gilbert Mittler
Title: Chief Financial Officer
Date: October 26, 2007
FORTIS NEDERLAND (HOLDING) N.V.
By:	/s/ JOHANNES VAN RUTTE
Name: Johannes Van Rutte
Title: Chairman of the Executive Board
Date: October 26, 2007
THE ROYAL BANK OF SCOTLAND GROUP PLC
By:	/s/ GUY WHITTAKER
Name: Guy Whittaker
Title: Group Finance Director
Date: October 26, 2007
BANCO SANTANDER, S.A.
By:	/s/ JUAN GUITARD
Name: Juan Guitard
Title: Executive Vice President, General Secretariat
Date: October 26, 2007
SANTANDER HOLANDA, B.V.
By:	/s/ PABLO CASTILLA
Name: Pablo Castilla
Title: Director
Date: October 26, 2007

EXHIBIT INDEX

(a)(1)(i)	Form of Acceptance for ABN AMRO ordinary shares (incorporated herein by reference to Exhibit 99.5 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(ii)	ADS Letter of Transmittal (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(iii)	Notice of Guaranteed Delivery (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(iv)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(v)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(4)(i)	Prospectus dated October 4, 2007 filed by RBS on October 4, 2007 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended
(a)(5)(i)*	Summary advertisement in The Wall Street Journal dated July 23, 2007
(a)(5)(ii)*	Translation of the text of the advertisement in the Dutch press announcing the commencement of the offer dated July 23, 2007
(a)(5)(iii)
Consortium and Shareholders' Agreement dated May 28, 2007 among The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(iv)
Letter dated May 16, 2007 from Merrill Lynch International to Fortis N.V. and Fortis SA/NV (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(v)
Letter dated May 28, 2007 from Merrill Lynch International to The Royal Bank of Scotland plc (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(vi)
Letters dated May 5, 2007 from Dresdner Bank AG to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(vii)
Letters dated May 5, 2007 from Calyon Sucursal en España to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(viii)
Letters dated May 14, 2007 from ING Bank N.V. to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)

(a)(5)(ix)
Letter dated May 27, 2007 from Merrill Lynch International to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(x)
Letter dated June 22, 2007 from Calyon Sucursal en España to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xi)
Letter dated June 22, 2007 from Dresdner Bank AG to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xii)
Letter dated June 22, 2007 from ING Bank N.V. to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xiii)**	Banco Santander Central Hispano, S.A. press release dated July 27, 2007 announcing Santander's EGM approves financing for the acquisition of ABN assets
(a)(5)(xiv)
Letter dated May 16, 2007 from Merrill Lynch International to Fortis N.V. and Fortis SA/NV (incorporated herein by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form F-4 filed by RBS on August 3, 2007)
(a)(5)(xv)
Transcript of remarks made by Sir Fred Goodwin to RBS employees, dated August 3, 2007 (incorporated herein by reference to the filing made by RBS on August 3, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xvi)
Joint announcement by ABN AMRO, Fortis, RBS and Santander, dated August 5, 2007 (incorporated herein by reference to the filing made by Fortis, RBS and Santander on August 6, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xvii)***	Fortis press release dated August 6, 2007 announcing Fortis shareholders vote on the offer for ABN AMRO and capital increase
(a)(5)(xviii)***	Fortis press release dated August 6, 2007 announcing Fortis shareholders vote in favour of the offer for ABN AMRO and capital increase
(a)(5)(xix)
RBS press release dated August 10, 2007 announcing that the resolution on the proposed acquisition of ABN AMRO by RBS and its partners, Fortis and Santander, put forward at its Extraordinary General Meeting was passed (incorporated herein by reference to the filing made by RBS on August 10, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xx)
Joint announcement by Fortis, RBS and Santander, dated August 13, 2007, announcing increase in aggregate shareholding in ABN AMRO (incorporated herein by reference to the filing made by Fortis, RBS and Santander on August 14, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxi)
Joint announcement by Fortis, RBS and Santander, dated August 15, 2007, announcing the publication of supplementary documentation (incorporated herein by reference to the filing made by Fortis, RBS and Santander on August 15, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxii)
Joint announcement by Fortis, RBS and Santander, dated September 4, 2007 (incorporated herein by reference to the filing made by Fortis, RBS and Santander on September 4, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(5)(xxiii)
Joint announcement by Fortis, RBS and Santander, dated September 7, 2007 (incorporated by reference to the filing made by Fortis, RBS and Santander on September 7, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxiv)
Information posted on the Fortis, RBS and Santander consortium website, www.consortiumbid.com, on September 10, 2007 (incorporated herein by reference to the filing made by Fortis, RBS and Santander on September 12, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxv)
Fortis press release dated September 13, 2007 announcing Fortis confident it will get regulatory clearance from European Commission within offer period (incorporated by reference to the filing made by Fortis on September 13, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxvi)****
Supplemental Consortium and Shareholders' Agreement dated September 17, 2007, supplementing the Consortium and Shareholders' Agreement dated May 28, 2007, among The Royal Bank of Scotland Group plc, Banco Santander, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V.
(a)(5)(xxvii)****	Declarations of No Objection of the Dutch Minister of Finance, in conjuction with De Nederlandsche Bank N.V., dated September 17, 2007
(a)(5)(xxviii)
Joint announcement by Fortis, RBS and Santander welcoming Dutch Minister of Finance consent, dated September 17, 2007 (incorporated by reference to the filing made by Fortis, RBS and Santander on September 17, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxix)
Joint announcement by Fortis, RBS and Santander, dated September 24, 2007 announcing the publication of amendment to F-4 (incorporated herein by reference to the filing made by Fortis, RBS and Santander on September 25, 2007 pursuant to Rule 425 under the Securities Act, as amended)
(a)(5)(xxx)
Announcement by RBS, dated September 20, 2007 announcing an update on ABN AMRO by Johnny Cameron (incorporated herein by reference to the filing made by RBS on September 20, 2007 pursuant to Rule 425 under the Securities Act, as amended)
(a)(5)(xxxi)
Announcement by RBS, dated September 25, 2007 announcing RBS to locate global banking operations centre in Amsterdam (incorporated herein by reference to the filing made by RBS on September 25, 2007 pursuant to Rule 425 under the Securities Act, as amended)
(a)(5)(xxxii)
Joint announcement by Fortis, RBS and Santander, dated September 28, 2007 regarding U.S. regulatory matters (incorporated by reference to the filing made by Fortis, RBS and Santander on September 28, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxxiii)
Advertisement in The Wall Street Journal, dated September 28, 2007 (incorporated by reference to the filing made by Fortis, RBS and Santander on September 28, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(5)(xxxiv)
Joint announcement by Fortis, RBS and Santander, dated October 2, 2007, announcing U.S. registration statement declared effective (incorporated herein by reference to the filing made by Fortis, RBS and Santander on October 2, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxxv)
E-mail sent by RBS to shareholders of ABN AMRO on October 2, 2007 (incorporated herein by reference to the filing made by RBS on October 2, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxxvi)
Advertisement in various Dutch newspapers, dated October 2, 2007 and October 3, 2007 (incorporated herein by reference to the filing made by Fortis, RBS and Santander on October 3, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxxvii)
Fortis press release dated October 3, 2007 announcing Fortis welcomes approval from European Commission (incorporated herein by reference to the filing made by Fortis on October 3, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxxviii)
Joint announcement by Fortis, RBS and Santander, dated October 8, 2007, announcing update on acceptances of ABN AMRO ordinary shares (incorporated herein by reference to the filing made by Fortis, RBS and Santander on October 9, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xxxix)
Joint announcement by Fortis, RBS and Santander, dated October 10, 2007, declaring offer for ABN AMRO unconditional (incorporated herein by reference to the filing made by Fortis, RBS and Santander on October 10, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xl)
Transcript of October 10, 2007 media briefing with Fortis, RBS and Santander (incorporated herein by reference to the filing made by Fortis, RBS and Santander on October 11, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xli)
Joint announcement by ABN AMRO, Fortis, RBS and Santander, dated October 11, 2007 announcing supervisory and managing board nominations and responsibilities (incorporated herein by reference to the filing made by Fortis, RBS and Santander on October 11, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xlii)
RBS press release dated October 17, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 17, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xliii)
RBS press release dated October 17, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 17, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xliv)
RBS press release dated October 18, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 18, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xlv)
RBS press release dated October 19, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 19, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(5)(xlvi)
RBS press release dated October 22, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 22, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xlvii)
RBS press release dated October 23, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 23, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xlviii)
RBS press release dated October 24, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 24, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xlix)
RBS press release dated October 25, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 25, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(l)
RBS press release dated October 26, 2007 announcing application for listing (incorporated herein by reference to the filing made by RBS on October 26, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(li)
Joint announcement by Fortis, RBS and Santander dated October 26, 2007 announcing update on acceptances of ABN AMRO ordinary shares (incorporated herein by reference to the filing made by Fortis, RBS and Santander on October 26, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(h)(i)
Opinion of Linklaters LLP regarding material United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to Amendment No. 3 to the Registration Statement on Form F-4 filed by RBS on September 4, 2007)
(h)(ii)
Opinion of Linklaters LLP regarding material U.K. tax matters (incorporated herein by reference to Exhibit 8.2 to Amendment No. 3 to the Registration Statement on Form F-4 filed by RBS on September 4, 2007)
(h)(iii)
Opinion of Deloitte & Touche LLP regarding material Dutch tax matters (incorporated herein by reference to Exhibit 8.3 to Amendment No. 5 to the Registration Statement on Form F-4 filed by RBS on September 24, 2007)

*
Previously filed on July 23, 2007.
**
Previously filed on July 27, 2007.
***
Previously filed on August 6, 2007.
****
Previously filed on September 18, 2007.

QuickLinks

SIGNATURE
EXHIBIT INDEX